Exhibit 99.2

EXECUTION VERSION

AMENDMENT NO. 1 TO

AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT AND JOINDER

This AMENDMENT NO. 1 TO LOAN AND SECURITY AGREEMENT AND JOINDER (this “Amendment”), is entered into as of December 31, 2014, by and among OVERLAND STORAGE, INC., a California corporation (“US Borrower”), TANDBERG DATA GMBH, a limited liability company organized under the laws of Germany (“German Borrower” and together with US Borrower, the “Existing Borrowers”), SPHERE 3D CORPORATION, an Ontario corporation (“Additional Borrower” and together with the Existing Borrowers, collectively, the “Borrowers”), and SILICON VALLEY BANK, a California corporation (“Bank”).

RECITALS

A. Bank, US Borrower and German Borrower have entered into to that certain Amended and Restated Loan and Security Agreement, dated as of March 19, 2014 (as amended, amended and restated, supplemented, restructured or otherwise modified, renewed or replaced from time to time, the “Loan Agreement”), pursuant to which Bank has extended and will make available to Existing Borrowers certain advances of money;

B. Additional Borrower (i) desires to become a Borrower under the Loan Agreement and assume the obligations of a Borrower therein contemplated and grant in favor of Bank the Liens and security interests therein specified and (ii) has agreed to execute and deliver this Assumption Agreement in order to become a party to the Loan Agreement;

C. Existing Borrowers desire that Bank amend the Loan Agreement upon the terms and conditions fully set forth herein; and

D. Subject to the representations and warranties of the Borrowers herein and upon the terms and conditions set forth in this Amendment, Bank is willing to so amend the Loan Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals and intending to be legally bound, the parties hereto agree as follows:

1 DEFINED TERMS. All capitalized terms not defined herein shall have the respective meanings ascribed to such terms in the Loan Agreement.

2 AMENDMENTS TO LOAN AGREEMENT

2.1 Preamble. The preamble is hereby amended and restated in its entirety as follows:

“THIS AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (as amended, restated, supplemented, extended or otherwise modified from time to time, this “Agreement”) dated as of March 19, 2014 (the “Effective Date”) by and among SILICON VALLEY BANK, a California corporation (“Bank”), OVERLAND STORAGE, INC., a California corporation (“US Borrower”), TANDBERG DATA GMBH, a limited liability company organized under the laws of Germany (“German Borrower”) and SPHERE 3D CORPORATION, an Ontario corporation (“Canadian Borrower,” and together with US Borrower and German Borrower, each a “Borrower” and collectively, the “Borrowers”), provides the terms on which Bank shall lend to Borrowers and Borrowers shall repay Bank. US Borrower and Bank are party to that certain Loan and Security Agreement dated as of August 9,

2011 (the “Original Agreement”). Borrowers have requested that Bank lend to Borrowers pursuant to the terms of this Agreement. This Agreement amends and restates in its entirety, but is not a novation of, the Original Agreement.”

2.2 Section 2.1.1(a) (Availability). Section 2.1.1(a) of the Loan Agreement is hereby amended and restated in its entirety as follows:

“(a) Availability. Subject to the terms and conditions of this Agreement and to deduction of Reserves against the Borrowing Base, when applicable, Bank shall make (i) revolving credit advances in Dollars to the North American Borrowers (“North American Advances”) not exceeding the Availability Amount and (ii) revolving credit advances in Dollars to German Borrower (“German Advances”) not exceeding the lesser of (1) the Availability Amount or (2) the German Sublimit. Amounts borrowed hereunder may be repaid and, prior to the Revolving Line Maturity Date, reborrowed, subject to the applicable terms and conditions precedent herein. No German Advances shall be drawn until satisfaction of the post-closing conditions described in Section 3.3.”

2.3 Section 6.2 (Financial Statements, Reports, Certificates). All references in Section 6.2 of the Loan Agreement to “US Borrower” shall be deemed references to “Canadian Borrower”.

2.4 Section 6.12 (Formation or Acquisition of Subsidiaries). Section 6.12 of the Loan Agreement is hereby amended and restated in its entirety as follows:

“6.12. Formation or Acquisition of Subsidiaries.

(a) At the time that any North American Borrower or any Guarantor that is a Domestic Subsidiary forms any direct or indirect Domestic Subsidiary or acquires any direct or indirect Domestic Subsidiary after the Effective Date, such North American Borrower shall (i) cause such new Domestic Subsidiary to provide to Bank a joinder to this Agreement, or Guaranty, as applicable, to cause such Domestic Subsidiary to become a co-borrower or Guarantor hereunder, together with such appropriate financing statements and/or Control Agreements (to the extent such Control Agreements are required in accordance with Section 6.7(b)), all in form and substance reasonably satisfactory to Bank (including being sufficient to grant Bank a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired Domestic Subsidiary), (ii) provide to Bank appropriate certificates and powers and financing statements, pledging all of the direct or beneficial ownership interest in such new Domestic Subsidiary, in form and substance satisfactory to Bank, and (iii) to the extent requested by Bank, provide to Bank all other documentation in form and substance reasonably satisfactory to Bank, including one or more opinions of counsel reasonably satisfactory to Bank, which in its opinion is customary with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 6.12 shall be a Loan Document.

(b) At the time that any North American Borrower forms any direct or indirect Foreign Subsidiary or acquires any direct or indirect Foreign Subsidiary after the Effective Date, such North American Borrower shall provide to Bank certificates and powers and financing statements, pledging 65% of the direct or beneficial ownership interest in such new Foreign Subsidiary, in form and substance satisfactory to Bank.”

2.5 Section 13.1(Definitions).

(a) The following definitions in Section 13.1 of the Loan Agreement are hereby deleted in their entirety:

“US Advances”

“US Collateral”

(b) Each of the following definitions is hereby (i) to the extent already defined in Section 13.1 of the Loan Agreement, amended and restated in its entirety as follows and (ii) to the extent not already defined in Section 13.1 of the Loan Agreement, added to Section 13.1 of the Loan Agreement in its appropriate alphabetical order as follows:

““Canadian Borrower” is defined in the preamble.

“Designated Deposit Account” is (a) with respect to the North American Borrowers, US Borrower’s deposit account, account number 3300815014, maintained with Bank and (b) with respect to German Borrower, the account described in clause (a) or such other account designated in writing from time to time by Borrowers and Bank as German Borrower’s Designated Deposit Account.

“Domestic Subsidiary” means a Subsidiary of (a) US Borrower organized under the laws of the United States or any state or territory thereof or the District of Columbia or (b) Canadian Borrower organized under the laws of Canada or any province or territory thereof; provided that no Person that is a direct or indirect Subsidiary of a Foreign Subsidiary shall be a Domestic Subsidiary

“Eligible Accounts” means Accounts which arise in the ordinary course of Borrowers’ business that meet all Borrowers’ representations and warranties in Section 5.3. Bank reserves the right at any time after the Effective Date to adjust any of the criteria set forth below and to establish new criteria in its good faith business judgment. Unless Bank otherwise agrees in writing, Eligible Accounts shall not include:

(a) Accounts for which the Account Debtor is an Affiliate, officer, employee, or agent of any Borrower;

(b) Accounts that the Account Debtor has not paid within ninety (90) days of invoice date regardless of invoice payment period terms;

(c) Accounts with credit balances over ninety (90) days from invoice date;

(d) Accounts owing from an Account Debtor, in which fifty percent (50%) or more of the Accounts have not been paid within ninety (90) days of invoice date;

(e) Accounts owing from an Account Debtor which does not have its principal place of business in the United States or Canada unless (i) such Accounts are owing from Account Debtors listed on Schedule A attached hereto, and (ii) such Accounts owed to the North American Borrowers in the aggregate do not exceed Five Million Dollars ($5,000,000.00);

(f) Accounts billed and/or payable outside of the United States (sometimes called foreign invoiced accounts) unless (i) such Accounts are owing from Account Debtors listed on Schedule A attached hereto and (ii) such Accounts have arisen under either US, Canadian or German law;

(g) Accounts owing from an Account Debtor to the extent that a Borrower is indebted or obligated in any manner to the Account Debtor (as creditor, lessor, supplier or otherwise - sometimes called “contra” accounts, accounts payable, customer deposits or credit accounts);

(h) Accounts owing from an Account Debtor, whose total obligations to a Borrower exceed thirty percent (30%) of all Accounts, for the amounts that exceed that percentage, unless Bank approves in writing;

(i) Accounts owing from an Account Debtor which is a United States government entity or any department, agency, or instrumentality thereof unless Borrower has assigned its payment rights to Bank and the assignment has been acknowledged under the Federal Assignment of Claims Act of 1940, as amended;

(j) Accounts for demonstration or promotional equipment, or in which goods are consigned, or sold on a “sale guaranteed”, “sale or return”, “sale on approval”, or other terms if Account Debtor’s payment may be conditional;

(k) Accounts owing from an Account Debtor that has not been invoiced or where goods or services have not yet been rendered to the Account Debtor (sometimes called memo billings or pre-billings);

(l) Accounts subject to contractual arrangements between a Borrower and an Account Debtor where payments shall be scheduled or due according to completion or fulfillment requirements where the Account Debtor has a right of offset for damages suffered as a result of such Borrower’s failure to perform in accordance with the contract (sometimes called contracts accounts receivable, progress billings, milestone billings, or fulfillment contracts);

(m) Accounts owing from an Account Debtor the amount of which may be subject to withholding based on the Account Debtor’s satisfaction of a Borrower’s complete performance (but only to the extent of the amount withheld; sometimes called retainage billings);

(n) Accounts subject to trust provisions, subrogation rights of a bonding company, or a statutory trust;

(o) Accounts owing from an Account Debtor that has been invoiced for goods that have not been shipped to the Account Debtor unless Bank, a Borrower, and the Account Debtor have entered into an agreement acceptable to Bank in its sole discretion wherein the Account Debtor acknowledges that (i) it has title to and has ownership of the goods wherever located, (ii) a bona fide sale of the goods has occurred, and (iii) it owes payment for such goods in accordance with invoices from such Borrower (sometimes called “bill and hold” accounts);

(p) Accounts for which the Account Debtor has not been invoiced;

(q) Accounts that represent non-trade receivables or that are derived by means other than in the ordinary course of Borrower’s business;

(r) Accounts for which a Borrower has permitted Account Debtor’s payment to extend beyond 90 days;

(s) Accounts arising from chargebacks, debit memos or others payment deductions taken by an Account Debtor (but only to the extent the chargeback is determined invalid and subsequently collected by a Borrower);

(t) Accounts arising from product returns and/or exchanges (sometimes called “warranty” or “RMA” accounts);

(u) Accounts in which the Account Debtor disputes liability or makes any claim (but only up to the disputed or claimed amount), or if the Account Debtor is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business; and

(v) Accounts for which Bank in its good faith business judgment determines collection to be doubtful, including, without limitation, accounts represented by “refreshed” or “recycled” invoices.

“North American Advances” is defined in Section 2.1.1(a).

“North American Borrowers” are, collectively, Canadian Borrower and US Borrower.

“North American Collateral” is any and all properties, rights and assets of each North American Borrower described on Exhibit A.”

(c) All references to “US Borrower” appearing in the following definitions in Section 13.1 of the Loan Agreement shall be deemed to be references to “North American Borrowers”: “Change in Control”, “Prime Rate Margin” and “Responsible Officer”.

2.6 Additional Amendments to Loan Documents.

(a) All references to “US Borrower” appearing in the following Sections of the Loan Agreement shall be deemed to be references to “North American Borrowers”: Sections 4.1, 4.2, 4.3, 5.1, 6.6, 7.7, 9.1, 9.4, 9.8, 11 and 12.3.

(b) All references in the Loan Documents to (i) “US Advances” shall be deemed to be references to “North American Advances” and (ii) “US Collateral” shall be deemed to be references to “North American Collateral”.

2.7 Exhibit A (Collateral Description). Exhibit A to the Loan Agreement is hereby deleted in its entirety and replaced with Exhibit A hereto.

3 JOINDER OF ADDITIONAL BORROWER.

3.1 Joinder. By executing and delivering this Amendment, Additional Borrower (a) hereby becomes a party to the Loan Agreement as both a “Borrower” and a “North American Borrower” thereunder with the same force and effect as if originally named therein as a Borrower and a North American Borrower and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Borrower and a North American Borrower thereunder, and (b) hereby grants to Bank as security for the Obligations, a security interest in all of Additional Borrower’s right, title and interest in any and to all Collateral of the Additional Borrower, in each case whether now owned or hereafter acquired or in which the Additional Borrower now has or hereafter acquires an interest and wherever the same may be located, but subject in all respects to the terms, conditions and exclusions set forth in the Loan Agreement. Additional Borrower hereby represents and warrants that each of the representations and warranties contained in Section 5 of the Loan Agreement (x) that is qualified by materiality is true and correct, and (y) that is not qualified by materiality, is true and correct in all material respects, in each case, on and as the date hereof (after giving effect to this Assumption Agreement) as if made on and as of such date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty was true and correct in all material respects as of such earlier date).

3.2 Further Assurances. At any time and from time to time, upon Bank’s request and at the sole expense of Additional Borrower, Additional Borrower will promptly and duly execute and deliver any and all further instruments and documents and take such further action as Bank reasonably deems necessary for the purposes of this Assumption Agreement.

4 LIMITATION. The amendments set forth in this Amendment shall be limited precisely as written and shall not be deemed (a) to be a forbearance, waiver or modification of any other term or condition of the loan agreement, the consent and waiver or of any other instrument or agreement referred to therein or to prejudice any right or remedy which Bank may now have or may have in the future under or in connection with the Loan Agreement, the consent and waiver or any instrument or agreement referred to therein; (b) to be a consent to any future amendment or modification, forbearance or waiver to any instrument or agreement the execution and delivery of which is consented to hereby, or to any waiver of any of the provisions thereof; or (c) to limit or impair Bank’s right to demand strict performance of all terms and covenants as of any date. Except as expressly amended hereby, the Loan Agreement and the consent and waiver shall continue in full force and effect.

5 REPRESENTATIONS AND WARRANTIES. To induce Bank to enter into this Amendment, each Borrower hereby represents and warrants to Bank as follows:

5.1 Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents (including the Consent and Waiver) are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true, accurate and complete in all material respects as of such date), and (b) no Event of Default has occurred and is continuing;

5.2 The Borrowers have the power and authority to execute and deliver this Amendment and to perform their obligations under the Consent and Waiver, as amended by this Amendment;

5.3 The organizational documents of the Borrowers delivered to Bank remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

5.4 The execution and delivery by the Borrowers of this Amendment and the performance by the Borrowers of their obligations under the Consent and Waiver, as amended by this Amendment, have been duly authorized;

5.5 The execution and delivery by the Borrowers of this Amendment and the performance by the Borrowers of their obligations under the Consent and Waiver, as amended by this Amendment, do not and will not contravene (a) any law or regulation binding on or affecting any Borrower, (b) any contractual restriction with a Person binding on any Borrower, (c) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on any Borrower, or (d) the organizational documents of any Borrower;

5.6 The execution and delivery by the Borrowers of this Amendment and the performance by the Borrowers of their obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on the Borrowers, except as already has been obtained or made or except for any filing, recording, or registration required by the Securities Exchange Act of 1934; and

5.7 This Amendment has been duly executed and delivered by the Borrowers and is the binding obligation of each Borrower, enforceable against each Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

6 EFFECTIVENESS. This Amendment shall become effective upon the satisfaction of all the following conditions precedent:

6.1 Amendment. The Borrowers and Bank shall have duly executed and delivered this Amendment to Bank; and

6.2 Payment of Bank Expenses. The Borrowers shall have paid all Bank Expenses (including all reasonable attorneys’ fees and reasonable expenses) incurred through the date of this Amendment.

7 COUNTERPARTS. This Amendment may be signed in any number of counterparts, and by different parties hereto in separate counterparts, with the same effect as if the signatures to each such counterpart were upon a single instrument. All counterparts shall be deemed an original of this amendment.

8 LOAN DOCUMENT. This Amendment is a Loan Document.

9 INTEGRATION. This Amendment and any documents executed in connection herewith or pursuant hereto contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, offers and negotiations, oral or written, with respect thereto and no extrinsic evidence whatsoever may be introduced in any judicial or arbitration proceeding, if any, involving this Amendment; except that any financing statements or other agreements or instruments filed by Bank with respect to the Borrowers shall remain in full force and effect.

10 GOVERNING LAW; VENUE. THIS AMENDMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA. Each Borrower and Bank each submit to the exclusive jurisdiction of the state and federal courts in Santa Clara County, California

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered as of the date first above written.

EXISTING BORROWERS:

OVERLAND STORAGE, INC., a California corporation

By:	/s/ Kurt Kalbfleisch
	Name:	Kurt Kalbfleisch
	Title:	Chief Financial Officer

TANDBERG DATA GMBH, a limited liability company organized under the laws of Germany

By:	/s/ Kurt Kalbfleisch
	Name:	Kurt Kalbfleisch
	Title:	Chief Financial Officer

ADDITIONAL BORROWER:

SPHERE 3D CORPORATION, an Ontario corporation

By:	/s/ Kurt Kalbfleisch
	Name:	Kurt Kalbfleisch
	Title:	Chief Financial Officer

SIGNATURE PAGE TO

AMENDMENT NO. 1 TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

AND JOINDER

SILICON VALLEY BANK

By:	/s/ Matthew Wright
	Name:	Matthew Wright
	Title:	Director

SIGNATURE PAGE TO

AMENDMENT NO. 1 TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

AND JOINDER

EXHIBIT A

Collateral Description

The North American Collateral consists of all of each North American Borrower’s right, title and interest in and to the following personal property, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof:

All Accounts, cash, chattel paper (whether tangible or electronic), contract rights or rights to payment of money, Deposit Accounts, documents, Equipment, Fixtures, franchise agreements, General Intangibles, goods, instruments (including any promissory notes), Inventory, leases, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

All of each North American Borrower’s Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

The German Collateral consists of all of German Borrower’s right, title and interest in and to the following personal property, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof:

All Accounts; any and all present and future actual and contingent payment claims of German Borrower under or with respect to any present or future insurance contract which has been entered into by German Borrower (except any third party liability insurance contract); claims for existing or future loans of German Borrower to an affiliated company within the meaning of Section 15 of the German Stock Corporation Act, including the repayment thereof and the payment of interest thereon; claims under or in connection with leasing guarantee or other guarantee agreements in favor of German Borrower or any similar arrangements, any claims and rights arising under corporate law with respect to any debtor of any Account, including claims and rights under Section 303 of the German Stock Corporation Act and/or applicable cash law and any similar claims and rights; claims resulting from letters of credit opened or to be opened in the future for the benefit of German Borrower against any debtor of any Account; claims arising from the sale, licensing or disposition of Intellectual Property owned by German Borrower; with respect to any of the foregoing, any other claims and rights under the respective contract or legal relationship, including, without limitation, (i) to the extent assignable, rights to affect the contract by unilateral decision, (ii) claims under credit or other insurance policies and (iii) damage compensation claims based on contracts or torts against the respective debtor; and any sureties, guarantees, insurance, other security interest and other agreements or arrangements of whatever character from time to time supporting or securing payment of any of the foregoing whether pursuant to the relevant contracts related to any of the foregoing or otherwise; and

All Deposit Accounts and Securities Accounts and all cash and securities deposited therein; with respect to any of the foregoing, any other claims and rights under the respective contract or legal relationship, including, without limitation, (i) to the extent assignable, rights to affect the contract by unilateral decision and (ii) claims under credit or other insurance policies; any sureties, guarantees, insurance, other security interest and other agreements or arrangements of whatever character from time to time supporting or securing payment under any of the foregoing Deposit Accounts and Securities Accounts whether pursuant to the relevant contracts related to any of the foregoing or otherwise; and any proceeds which arise from the foregoing.

License and royalty fees and other revenues, proceeds, or income arising out of or relating to any of the foregoing.

Notwithstanding the foregoing, the Collateral shall not be deemed to include (a) capital stock of any Foreign Subsidiary, (b) any Intellectual Property of any North American Borrower that is subject to any pending litigation (the “Disputed Intellectual Property”) whether registered or not, except that the Collateral shall include all Accounts, General Intangibles, instruments, and chattel paper that consist of other rights to payment and proceeds from the sale, licensing or disposition of any part, or rights in, the Disputed Intellectual Property (the “Rights to Payment”), (c) any intent-to-use trademark, or (d) any rights or interests in or under, any license, contract, permit, Instrument, Security or franchise to which any North American Borrower is a party or any of its rights or interests thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract, permit, Instrument, Security or franchise, result in a breach of the terms of, or constitute a default under, such license, contract, permit, Instrument, Security or franchise (other than to the extent that any such term would be rendered ineffective pursuant to the UCC or any other applicable law or principles of equity), provided, that immediately upon the ineffectiveness, lapse or termination of any such provision the Collateral shall include, and the applicable Borrower shall be deemed to have granted a security interest in, all such rights and interests as if such provision had never been in effect. Notwithstanding the foregoing, if a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Disputed Intellectual Property is necessary to have a security interest in the Rights to Payments, then the Collateral shall automatically, and effect as of the date of this Agreement, include the Disputed Intellectual Property.